Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163384
Prospectus

Up To 12,393,000 Shares of Common Stock

This is a public offering of up to 12,393,000 shares of the common stock, par value $0.001 per share, of U.S. Geothermal Inc., (“we,” “us,” or “our company”), by selling securityholders listed beginning on page 13 of this prospectus. All of the shares being offered, when sold, will be sold by selling securityholders. The shares of common stock registered for resale under this registration statement are:

up to 8,100,000 shares of common stock;

up to 4,050,000 shares of our common stock issuable upon the exercise of common stock purchase warrants at the exercise price of $1.75 per share for a period of 24 months from August 17, 2009; and

up to 243,000 shares of our common stock issuable upon the exercise of broker warrants at the exercise price of $1.22 per share for a period of 24 months from August 17, 2009.

The shares of common stock and the common stock purchase warrants were issued by us pursuant to a private placement of subscription receipts that closed on August 17, 2009. The subscription receipts converted into common stock and the common stock purchase warrants on December 17, 2009. The broker warrants were issued by us to the agents for the private placement pursuant to the exchange of compensation options granted to the agents for their services in the private placement. The compensation options were exchanged for broker warrants on December 17, 2009. We will not receive any proceeds from the sale of the shares by the selling securityholders; however, if the warrants are exercised on a cash basis we will receive the exercise price of the warrants, if exercised at all. We will pay the expenses of registering the shares sold by the selling securityholders. See “Selling Securityholders” beginning on page 13 for a list of the selling securityholders.

These shares of common stock were registered to permit the selling securityholders to sell the shares from time to time, in amounts and at prices and on terms determined at the time of the offering. The selling securityholders may sell the shares of our common stock covered by this prospectus in a number of different ways and at prevailing market prices or in privately negotiated transactions. We provide more information about how the selling securityholders may sell the shares in the section entitled “Plan of Distribution” beginning on page 16 of this prospectus.

You should read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, carefully before you invest.

Our common stock is quoted on the NYSE Amex under the trading symbol “HTM” and on the Toronto Stock Exchange under the trading symbol “GTH.” On January 28, 2010, the closing price of our common stock on the NYSE Amex was $1.50 per share and Cdn$1.59 per share on the Toronto Stock Exchange.

Investing in our securities involves significant risks. We strongly recommend that you read carefully the risks we describe in this prospectus as well as in any accompanying prospectus supplement and the risk factors that are incorporated by reference in this prospectus from our filings made with the Securities and Exchange Commission. See “Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 29, 2010.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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SUMMARY INFORMATION

The Offering	This is an offering up of to 12,393,000 shares of our common stock by certain selling securityholders.(1)
Shares Offered By the Selling Shareholders	Up to 12,393,000 shares of common stock, $0.001 par value per share.
Offering Price	Determined at the time of sale by the selling securityholders.
Common Stock Outstanding as of December 31, 2009	70,363,257 (2)
Use of Proceeds

We will not receive any of the proceeds from the sale of the shares offered by the selling securityholders. We may receive proceeds from the exercise of the warrants and broker warrants, if and when they are exercised. The proceeds we receive upon the exercise of any warrants or broker warrants will be used for drilling and exploration at Neal Hot Springs and general working capital. The shares of common stock that may be resold under this prospectus were sold by us, or were or will be issued upon the exercise of warrants and broker warrants granted by us. The proceeds that we raised through the sale of common stock and common stock purchase warrants were used for drilling and exploration at Neal Hot Springs and for general working capital.

Dividend Policy	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends.
Trading Symbols	NYSE AMEX: HTM; TORONTO STOCK EXCHANGE: GTH

(1) In connection with the private placement, we agreed to file a registration statement with the Securities and Exchange Commission as soon as possible following the closing of the private placement and use commercially reasonable efforts to cause it to become and remain effective until the earlier of two years after the closing date of the private placement and the date on which all of the shares of our common stock offered by this prospectus have been publicly sold by the selling securityholders. At any time commencing 6 months following the closing of the offering, in the event that a resale registration statement covering the warrant shares filed with the Commission is not effective and usable, each warrant may be exercised by the holder on a net “cashless” basis.

(2) Outstanding common stock excludes approximately 5,804,875 million shares of common stock acquirable upon exercise of options at exercise prices ranging from $0.90 to $2.41 per share and 7,675,725 shares of common stock acquirable upon exercise of common stock purchase warrants.

Summary of our Business

U.S. Geothermal Inc. (“our Company” or “we” or “us” or similar references) is in the renewable “green” energy business. Through our subsidiary, U.S. Geothermal Inc., an Idaho corporation (“Geo-Idaho,” although references to our Company include and refer to our operations through Geo-Idaho), we are engaged in the acquisition, development and utilization of geothermal resources in the Western Region of the United States of America. Geothermal energy is the natural heat energy stored within the earth’s crust. In some areas of the earth, economic concentrations of heat energy result from a combination of geological conditions that allow water to penetrate into hot rocks at depth, become heated, and then circulate to a near surface environment. In these settings, commercially viable extraction of the geothermal energy and its conversion to electricity become possible and a “geothermal resource” is present.

Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under “Where You Can Find More Information.”

Our principal corporate and executive offices are located at 1505 Tyrell Lane, Boise, Idaho 83706. Our telephone number is 208-424-1027. We maintain a website at www.usgeothermal.com. Information contained on our website is not part of this prospectus.

The Offering

We are registering for resale shares of our common stock held by the selling securityholders listed in this prospectus. The selling securityholders acquired the securities in a private placement of 8,100,000 subscription receipts at a price of Cdn$1.35 per subscription receipt, for gross proceeds of approximately Cdn$10,935,000. Each subscription receipt would be automatically exchanged, without additional consideration on the exchange date (described below), for one unit of our Company. Each unit consists of one share of our common stock and one half of one common stock purchase warrant. Each warrant entitles the holder to acquire one additional share of our common stock for a period of 24 months following the closing of the private placement for $1.75 per share of common stock. The subscription receipts were exchanged for common stock and common stock purchase warrants on December 17, 2009.

Under the terms of the registration rights agreement entered into in connection with the private placement, we agreed to file a registration statement with the Securities and Exchange Commission and use commercially reasonable efforts to cause it to become effective as soon as practicable following closing and to remain effective until the earlier of two years after the closing date of the private placement and the date on which all of the shares of our common stock offered by this prospectus have been publicly sold by the selling securityholders. In the event that the registration statement has not become effective by February 17, 2010, or at any time on or after February 17, 2010 that the registration statement is not usable, the warrants will be exercisable into common stock pursuant to a net exercise right until such time as the registration statement is effective or usable, as applicable. The net exercise right allows the holder to exercise the warrants on a cashless basis by paying the exercise price in shares of common stock.

We paid Clarus Securities Inc., Dundee Securities Corporation and Toll Cross Securities Inc., the agents for the private placement, a cash commission of Cdn$656,100, representing 6% of the gross proceeds of the private placement. We also granted to the agents compensation options exchangeable on the exchange date for broker warrants. The compensation options were exchanged for broker warrants on December 17, 2009. The broker warrants entitle the agents to purchase 243,000 shares of our common stock at $1.22 exercisable for a period of 24 months from the closing date.

The registration statement of which this prospectus is a part registers up to 12,393,000 shares of our common stock, of which 4,293,000 shares of common stock are issuable upon the exercise of warrants and broker warrants issued in connection with the private placement for a period of two years from the date of closing of the private placement.

The net proceeds of the private placement will be used by the Company for drilling wells at the Neal Hot Springs geothermal project and for general working capital purposes. The proceeds were not subject to escrow. We will not receive any proceeds from the sale of the shares of common stock by the selling securityholders. We may receive proceeds from the exercise of the warrants and compensation options, if and when exercised on a cash basis.

Summary Financial Information

	For the Fiscal Years Ended March 31,
	2009	2008	2007	2006	2005
Operating Revenues	$ 2,336,202	$ 190,721	$ 117,809	$ 0	$ 0
Operating Expenses	7,660,868	4,568,871	3,035,833	1,663,069	1,751,530
Loss from Continuing Operations	(5,187,754)	(3,314,473)	(1,812,945)	(1,490,593)	(1,830,421)

Loss per share from Continuing Operations	(0.08)	(0.06)	(0.04)	(0.08)	(0.12)
Cash dividends declared and paid per common share	0	0	0	0	0

	As of March 31,
	2009	2008	2007	2006	2005
Total Assets	$ 52,451,343	$ 40,731,585	$ 22,803,279	$ 21,895,933	$ 2,584,970
Total Long-term Obligations (1)	1,972,200	1,975,672	2,533,858	1,707,548	0

(1)

Long-term obligations represent the fair value of stock options to be exercised by officers, directors, employees and consultants of the Company. These obligations were recorded as a liability since the option exercise price was stated in Canadian dollars, subjecting the Company and the employee to foreign currency exchange risk in addition to the normal market price fluctuation risk.

	Loss per share from Continuing Operations	Operating Revenues	Gross Profit	Loss from Operations	Net Loss from Continued Operations
Fiscal Year Ended March 31, 2007
1st Quarter	$ (0.01)	$ 0	$ 0	$ (961,777)	$ (372,486)
2nd Quarter	(0.02)	206	206	(746,292)	(680,021)
3rd Quarter	(0.01)	90,000	90,000	(610,310)	(338,278)
4th Quarter	(0.01)	27,603	27,603	(599,645)	(422,160)
Fiscal Year Ended March 31, 2008
1st Quarter	(0.01)	0	0	(607,501)	(323,415)
2nd Quarter	(0.02)	28	28	(1,348,069)	(1,016,462)
3rd Quarter	(0.01)	1,103	1,103	(1,123,605)	(826,907)
4th Quarter	(0.02)	189,590	189,590	(1,298,975)	(1,147,689)
Fiscal Year Ended March 31, 2009
1st Quarter	(0.03)	571,862	571,862	(1,683,572)	(1,626,115)
2nd Quarter	(0.02)	717,460	717,460	(1,432,677)	(1,382,330)
3rd Quarter	(0.01)	545,224	545,224	(930,305)	(904,848)
4th Quarter	(0.02)	501,656	501,656	(1,278,112)	(1,274,461)

Fiscal Year End March 31, 2010
1st Quarter	(0.03)	394,567	394,567	(1,834,075)	(1,809,175)
2nd Quarter	(0.02)	734,622	734,622	(1,156,554)	(1,125,681)

RISK FACTORS

General Business Risks

Our future performance depends on our ability to establish that the geothermal resource is economically sustainable. Geothermal resource exploration and development involves a high degree of risk. The recovery of the amounts shown for geothermal properties and related deferred costs on our financial statements, as well as the execution of our business plan generally, is dependent upon the existence of economically recoverable and sustainable reserves. Expansion of the production of power from our interests is not certain and depends on successful drilling and discovery of additional geothermal hydrothermal resources in quantities and containing sufficient heat necessary to economically fuel future plants.

We have a need for substantial additional financing and will have to significantly delay, curtail or cease operations if we are unable to secure such financing. The Company requires substantial additional financing to fund the cost of continued development of the Neal Hot Springs (Oregon), San Emidio, Gerlach, and Granite Creek Ranch (Nevada) projects. Also, the Company requires funds for other operating activities, and to finance the growth of our business, including the construction and commissioning of power generation facilities. We may not be able to obtain the needed funds on terms acceptable to us or at all. Further, if additional funds are raised by issuing equity securities, significant dilution to our current stockholders may occur and new investors may get rights that are preferential to current stockholders. Alternatively, we may have to bring in joint venture partners to fund further development work, which would result in reducing our interests in the projects.

We may be unable to obtain the financing we need to pursue our growth strategy in the geothermal power production segment, which may adversely affect our ability to expand our operations. When we identify a geothermal property that we may seek to acquire or to develop, a substantial capital investment will be required. Our continued access to capital, through project financing or through a partnership or other arrangements with acceptable terms is necessary for the success of our growth strategy. Our attempts to secure the necessary capital may not be successful on favorable terms, or at all.

Market conditions and other factors may not permit future project and acquisition financings on terms favorable to us. Our ability to arrange for financing on favorable terms, and the costs of such financing, are dependent on numerous factors, including general economic and capital market conditions, investor confidence, the continued success of current projects, the credit quality of the projects being financed, the political situation in the state in which the project is located and the continued existence of tax laws which are conducive to raising capital. If we are unable to secure capital through partnership or other arrangements, we may have to finance the projects using equity financing which will have a dilutive effect on our common stock. Also, in the absence of favorable financing or other capital options, we may decide not to build new plants or acquire facilities from third parties. Any of these alternatives could have a material adverse effect on our growth prospects and financial condition.

We may not be able to fully develop the geothermal resource within the Raft River Unit I joint venture boundaries which would increase development costs for Raft River Unit II and result in delays. Raft River Unit II is currently anticipated to be located within the Raft River Unit I joint venture boundaries. Without the agreement and consent of our Raft River Unit I joint-venture partner, Raft River Holdings, we cannot fully develop the geothermal resource within the Raft River Unit I joint venture boundaries without incurring increased development costs and delays.

It is very costly to place geothermal resources into commercial production. Before the sale of any power can occur, it will be necessary to construct a gathering and disposal system, a power plant, and a transmission line, and considerable administrative costs would be incurred, together with the drilling of additional wells. For Raft River Energy Unit I, capital contributions of approximately $52 million were needed. Future expansion of power production at Raft River, Idaho and San Emidio, Nevada and development of new power production capability at

Neal Hot Springs may result in significantly increased capital costs related to increased production and injection well drilling and higher costs for labor and materials. To fund expenditures of this magnitude, we may have to find a joint venture participant with substantial financial resources. There can be no assurance that a participant can be found and, if found, it would result in us having to substantially reduce our interest in the project.

We may be unable to realize our strategy of utilizing the tax and other incentives available for developing geothermal power projects to attract strategic alliance partners, which may adversely affect our ability to complete these projects. Part of our business strategy is to utilize the tax and other incentives available to developers of geothermal power generating plants to attract strategic alliance partners with the capital sufficient to complete these projects. Many of the incentives available for these projects are new and highly complex. There can be no assurance that we will be successful in structuring agreements that are attractive to potential strategic alliance partners. If we are unable to do so, we may be unable to complete the development of our geothermal power projects and our business could be harmed.

Our participation in the joint venture is subject to risks relating to working with a co-venturer. Raft River Energy I LLC is the Unit I project joint venture company with Raft River I Holdings, LLC, a subsidiary of The Goldman Sachs Group Inc. Raft River I Holdings, LLC has contributed a total of $34.2 million in cash and we have contributed over $16.4 million in cash and approximately $1.5 million in production and injection wells and geothermal leases to Raft River Energy I LLC. We are subject to risks in working with a co-venturer that could adversely impact Unit I of the Raft River project as well as anticipated development of Raft River Unit II. We anticipate that the Raft River Unit II power plant may utilize the geothermal resource within the Raft River Unit I joint venture boundaries. Further, our contribution to the joint venture may exceed returns from the joint venture, if any.

We are a holding company and our revenues depend substantially on the performance of our subsidiaries and the projects they operate. We are a holding company whose primary assets are our ownership of the equity interests in our subsidiaries. We conduct no other business and, as a result, we depend entirely upon our subsidiaries’ earnings and cash flow. Our subsidiaries and projects may be restricted in their ability to pay dividends, make distributions or otherwise transfer funds to us prior to the satisfaction of other obligations, including the payment of operating expenses or debt service.

We may not be able to manage our growth due to the commencement of operations of the Raft River and San Emidio power plants and exploration activities in Neal Hot Springs which could negatively impact our operations and financial condition. Significant growth in our operations will place demands on our operational, administrative and financial resources, and the increased scope of our operations will present challenges to us due to increased management time and resources required and our existing limited staff. Our future performance and profitability will depend in part on our ability to successfully integrate the operational, financial and administrative functions of Raft River and San Emidio and other acquired properties into our operations, to hire additional personnel and to implement necessary enhancements to our management systems to respond to changes in our business. There can be no assurance that we will be successful in these efforts. Our inability to manage the increased scope of operations, to integrate acquired properties, to hire additional personnel or to enhance our management systems could have a material adverse effect on our results of operations.

If we incur material debt to fund our business, we could face significant risks associated with such debt levels. We will need to procure significant additional financing to construct, commission and operate our power plants in order to generate and sell electricity. If this financing includes the issuance of material amounts of debt, this would expose the Company to risks including, among others, the following:

  a portion of our cash flow from operations would be used for the payment of principal and interest on such indebtedness and would not be available for financing capital expenditures or other purposes;

  a significant level of indebtedness and the covenants governing such indebtedness could limit our flexibility in planning for, or reacting to, changes in our business because certain activities or financing options may be limited or prohibited under the terms of agreements relating to such indebtedness;

  a significant level of indebtedness may make us more vulnerable to defaults by the purchasers of electricity or in the event of a downturn in our business because of fixed debt service obligations; and

  the terms of agreements may require us to make interest and principal payments and to remain in compliance with stated financial covenants and ratios. If the requirements of such agreements were not satisfied, the lenders could be entitled to accelerate the payment of all outstanding indebtedness and foreclose on the collateral securing payment of that indebtedness, which would likely include our interest in the project.

In such event, we cannot assure you that we would have sufficient funds available or could obtain the financing required to meet our obligations, including the repayment of outstanding principal and interest on such indebtedness.

We may not be able to successfully integrate companies that we may acquire in the future, which could materially and adversely affect our business, financial condition, future results and cash flow. Our strategy is to continue to expand in the future, including through acquisitions. Integrating acquisitions is often costly, and we may not be able to successfully integrate our acquired companies with our existing operations without substantial costs, delays or other adverse operational or financial consequences. Integrating our acquired companies involves a number of risks that could materially and adversely affect our business, including:

  failure of the acquired companies to achieve the results we expect;

  inability to retain key personnel of the acquired companies;

  risks associated with unanticipated events or liabilities; and

  the difficulty of establishing and maintaining uniform standards, controls, procedures and policies, including accounting controls and procedures.

If any of our acquired companies suffers performance problems, the same could adversely affect the reputation of our group of companies and could materially and adversely affect our business, financial condition, future results and cash flow.

The success of our business relies on retaining our key personnel. We are dependent upon the services of our President and Chief Executive Officer, Daniel J. Kunz, our Chief Financial Officer, Kerry D. Hawkley, our Chief Operating Officer, Douglas J. Glaspey, and Kevin R. Kitz, our Vice President – Project Development. The loss of any of their services could have a material adverse effect upon us. As of the date of this report, the Company has executed employment agreements with these persons, except Mr. Kunz, but does not have key-man insurance on any of them.

Our development activities are inherently very risky. The high risks involved in the development of a geothermal resource cannot be over-stated. The development of geothermal resources at our Raft River, Idaho; San Emidio, Nevada and Neal Hot Springs, Oregon projects are such that there cannot be any assurance of success. Exploration costs are high and are not fixed. The geothermal resource cannot be relied upon until substantial development, including drilling, has taken place. The costs of development drilling are subject to numerous variables such as unforeseen geologic conditions underground which could result in substantial cost overruns. Drilling for geothermal resource at Raft River is relatively deep with the average depth of wells some 6,000 feet. Drilling at Neal Hot Springs, Raft River and San Emidio may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

Our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, many of which are beyond our control, including economic conditions, mechanical problems, title problems, weather conditions, compliance with governmental requirements and shortages or delays of equipment and services. If our drilling activities are not successful, we could experience a material adverse effect on our future results of operations and financial condition.

In addition to the substantial risk that wells drilled will not be productive, or may decline in productivity after commencement of production, hazards such as unusual or unexpected geologic formations, pressures, downhole conditions, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of well fluids, pollution and other physical and environmental risks are inherent in geothermal exploration and production. These hazards could result in substantial losses to us due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations.

The impact of governmental regulation could adversely affect our business by increasing costs for financing or development of power plants. Our business is subject to certain federal, state and local laws and regulations, including laws and regulations on taxation, the exploration for and development, production and distribution of electricity, and environmental and safety matters. On a Federal level, the most important tax rule that affects our business is the Production Tax Credit (“PTC”), which was extended to December 31, 2012. Recent legislation enacted as part of the stimulus funding has also provided an election to take 30% investment tax credit in lieu of the PTC for certain qualified investments being initiated before the end of 2010 and being placed in service before the end of 2014. The loss of the PTC or ITC is a risk that could result in making future expansions at Raft River, San Emidio and at Neal Hot Springs uneconomic. New rules recently adopted by the Bureau of Land Management, as directed by the Energy Policy Act of 2005, require competitive auction of all geothermal leases on Federal lands. Competitive leasing is significantly increasing the cost of obtaining leases on Federal land, is adding to the capital costs needed to develop geothermal projects, is increasing the total electrical power prices needed to make a geothermal project viable and is making it more difficult to acquire additional adjacent lands for reservoir protection and exploration.

If Federal lands or any Federal involvement are included in any geothermal development, requirements of the National Environmental Policy Act ("NEPA") will be triggered. Most of the geothermal resource in the United States is located in the western states, where the Federal Government often is the largest landowner. If a NEPA action is triggered, such as an Environmental Impact Statement or Environmental Assessment, a project delay of one to two years and a cost of $1,000,000 to $2,000,000 or more may be incurred while the environmental permitting process is completed. NEPA not only can impact the property where the geothermal resource is located, but includes the siting and construction of transmission lines. Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

In the states of Idaho, Nevada and Oregon, drilling for geothermal resources is governed by specific rules. In Nevada drilling operations are governed by the Division of Minerals (Nevada Administrative Code Chapter 534A); in Idaho by the Idaho Department of Water Resources (IDAPA 37 Title 03 Chapter 04); and in Oregon by the Division of Oil, Gas and Mineral Industries (Division 20 Geothermal Regulation). These rules require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters, and, may not allow or may restrict drilling activity, or may require that a geothermal resource be unitized (shared) with adjoining land owners. Such laws and regulations may increase the costs of planning, designing, drilling, installing, operating and abandoning our geothermal wells, the power plant and other facilities. State environmental requirements and permits, such as the Idaho Department of Environmental Quality, Air Quality Permit to Construct, include public disclosure and comment. It is possible that a legal protest could be triggered through one of the permitting processes that would delay construction and increase cost for one of our projects. The state of Oregon has an Energy Facility Siting Council that must issue a site certificate for any geothermal energy facilities of 35 megawatts or higher which could affect the Neal Hot Spring project by adding additional cost and delay construction.

Because of these state and federal regulations, we could incur liability to governments or third parties for any unlawful discharge of pollutants into the air, soil or water, including responsibility for remediation costs. We could potentially discharge such materials into the environment:

  from a well or drilling equipment at a drill site;

  leakage of fluids or airborne pollutants from gathering systems, pipelines, power plant and storage tanks;

  damage to geothermal wells resulting from accidents during normal operations; and

  blowouts, cratering and explosions.

Because the requirements imposed by such laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business by increasing cost and the time required to explore and develop geothermal projects. In addition, because the Vulcan Property at Raft River was previously operated by others, we may be liable for environmental damage caused by such former operators.

Industry competition may impede our growth and ability to enter into power purchase agreements on terms favorable to us, or at all, which would negatively impact our revenue. The electrical power generation industry, of which geothermal power is a sub-component, is highly competitive and we may not be able to compete successfully or grow our business. We compete in areas of pricing, grid access and markets. The industry in the Western United States, in which the Raft River and San Emidio projects are located, is complex as it is composed of public utility districts, cooperatives and investor-owned power companies. Many of the participants produce and distribute electricity. Their willingness to purchase electricity from an independent producer may be based on a number of factors and not solely on pricing and surety of supply. If we cannot enter into power purchase agreements on terms favorable to us, or at all, it would negatively impact our revenue and our decisions regarding development of additional properties.

Some of our leases will terminate if we do not achieve commercial production during the primary term of the lease, thus requiring us to enter into new leases or secure rights to alternate geothermal resources, none of which may be available on terms as favorable to us as any such terminated lease, if at all. Most of our geothermal resource leases are for a fixed primary term, and then continue for so long as we achieve commercial production or pursuant to other terms of extension. The land covered by some of our leases is undeveloped and has not yet achieved commercial production of the geothermal resources. Leases that cover land which remains undeveloped and does not achieve commercial production and leases that we allow to expire, will terminate. In the event that a lease is terminated and we determine that we will need that lease once the applicable project is operating, we would need to enter into one or more new leases with the owner(s) of the premises that are the subject of the terminated lease(s) in order to develop geothermal resources from, or inject geothermal resources into, such premises or secure rights to alternate geothermal resources or lands suitable for injection, all of which may not be possible or could result in increased cost to us, which could materially and adversely affect our business, financial condition, future results and cash flow.

Claims have been made that some geothermal plants cause seismic activity and related property damage. There are approximately two-dozen geothermal plants operating within a fifty-square-mile region in the area of Anderson Springs, in Northern California, and there is general agreement that the operation of these plants causes a generally low level of seismic activity. Some residents in the Anderson Springs area have asserted property damage claims against those plant operators. There are significant issues whether the plant operators are liable, and to date no court has found in favor of such claimants. While we do not believe the areas of the Raft River, Idaho, San Emidio, Nevada and Neal Hot Springs, Oregon will present the same geological or seismic risks, there can be no assurance that we would not be subject to similar claims and litigation, which may adversely impact our operations and financial condition.

Actual costs of construction or operation of a power plant may exceed estimates used in negotiation of power purchase and power financing agreements. The Company’s initial power purchase contract is under rates established by the Idaho Public Utility Commission, using an “avoided-cost” model for cost of construction and operating costs of power plants. If the actual costs of construction or operations exceed the model costs, the Company may not be able to build the contemplated power plants, or if constructed, may not be able to operate profitably. The Company’s financing agreements provide for a priority payback to our partner. If the actual costs of construction or operations exceed the model costs, we may not be able to operate profitably or receive the planned share of cash flow and proceeds from the project. The actual costs of operating the Raft River power project are higher than the original estimate due to several factors including the need to filter the ground water for cooling to remove harmful and unanticipated chloride levels in the water, the need to purchase production pump power from a third party to provide maximum plant output, and increased general costs related to labor and management.

Payments under our initial power purchase agreement may be reduced if we are unable to forecast our production adequately. Under the terms of our initial power purchase agreement, and starting with the third year of operation, if we do not deliver electricity output within 90% to 110% of our forecasted amount, which requires us to submit a forecast every three months, payments for the amount delivered will be reduced, possibly significantly. For example if the plant produces more than 110% of the power as forecasted then we would not receive any revenue for the amount over the forecast figure. If the plant produces less than 90% of the forecast amount for unexcused reasons, such as normal plant breakdowns and maintenance, then we may be subject to a reduced power price, depending on the prevailing power market conditions. The agreement moves the power price to the market price instead of contracted price. We currently expect to forecast 9 megawatts of delivery on a 10-megawatt plant and the damages would then result if the actual delivery was only 8.1 megawatts or less. All 8.1 megawatts would be subject to a reduced price that is not possible to predict at this time. The total average revenue per megawatt hour is approximately $62.40 and the reduction in revenue could be perhaps 30 percent of that amount. As a risk mitigation element, we are not subject to this adjustment until year three of the contract and then we are able to submit a new forecast every three months thereby limiting this exposure.

There are some risks for which we do not or cannot carry insurance. Because our current operations are limited in scope, the Company carries property, public liability insurance and directors’ and officers’ liability coverage, but does not currently insure against any other risks.

As its operations progress, the Company will acquire additional coverage consistent with its operational needs, but the Company may become subject to liability for pollution or other hazards against which it cannot insure or cannot insure at sufficient levels or against which it may elect not to insure because of high premium costs or other reasons. In particular, coverage is not available for environmental liability or earthquake damage.

Our officers and directors may have conflicts of interests arising out of their relationships with other companies. Several of our directors and officers serve (or may agree to serve) as directors or officers of other companies or have significant shareholdings in other companies. To the extent that such other companies may participate in ventures in which the Company may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

Failure to maintain effective disclosure controls and procedures could result in the loss of investor confidence. For the period ended March 31, 2009, the Company determined that its disclosure controls and procedures were not effective due the Company’s inadvertent failure to file the financials statements of its subsidiary Raft River Energy I LLC as required by SEC rules and forms. The Company may in the future fail to achieve and maintain the adequacy of its disclosure controls and procedures, as such standards are modified, supplemented or amended from time to time. The Company’s failure to maintain effective disclosure controls and procedures could result in the loss of investor confidence in the Company’s reports, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Failure to comply with regulatory requirements in the future may adversely affect our stock price and business. As a public company, we are subject to numerous governmental and stock exchange requirements, with which we believe we are in compliance. The Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission have requirements that we may fail to meet by the required deadlines or we may fall out of compliance with, such as the internal controls assessment, reporting and auditor attestation required under Section 404 of the Sarbanes-Oxley Act of 2002. The Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors on internal controls over financial reporting. We may incur additional costs in order to comply with Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. Our failure to meet regulatory requirements and exchange listing standards may result in actions such as the delisting of our stock impacting our stock’s liquidity; Securities and Exchange Commission enforcement actions; and securities claims and litigation.

Risks Relating To the Market for Our Securities

A significant number of shares of our common stock are eligible for public resale. If a significant number of shares are resold on the public market, the share price could be reduced and could adversely affect our ability to raise needed capital. The market price for our common stock could decrease significantly and our ability to raise capital through the issuance of additional equity could be adversely affected by the availability and resale of such a large number of shares in a short period of time. If we cannot raise additional capital on terms favorable to us, or at all, it may delay our exploration or development of existing properties or limit our ability to acquire new properties, which would be detrimental to our business.

Because the public market for shares of our common stock is limited, investors may be unable to resell their shares of common stock. There is currently only a limited public market for our common stock on the Toronto Stock Exchange in Canada and on the NYSE Amex in the United States, and investors may be unable to resell their shares of common stock. The development of an active public trading market depends upon the existence of willing buyers and sellers that are able to sell their shares and market makers that are willing to make a market in the shares. Under these circumstances, the market bid and ask prices for the shares may be significantly influenced by the decisions of the market makers to buy or sell the shares for their own account, which may be critical for the establishment and maintenance of a liquid public market in our common stock. We cannot give you any assurance that an active public trading market for the shares will develop or be sustained.

The price of our common stock is volatile, which may cause investment losses for our stockholders. The market for our common stock is highly volatile, having ranged in the last fiscal year ended March 31, 2009, from a low of Cdn$0.46 to a high of Cdn$3.02 on the Toronto Stock Exchange and from a low of $0.39 to a high of $2.95 on the NYSE Amex. Since March 31, 2009, our common stock has ranged from a low of Cdn$0.85 to a high of Cdn$2.39 on the Toronto Stock Exchange and from a low of $0.71 to a high of $2.09 on the NYSE Amex. The trading price of our common stock on the Toronto Stock Exchange and on the NYSE Amex is subject to wide fluctuations in response to, among other things, quarterly variations in operating and financial results, and general economic and market conditions. In addition, statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to our market or relating to our company could result in an immediate and adverse effect on the market price of our common stock. The highly volatile nature of our stock price may cause investment losses for our stockholders.

We do not intend to pay any cash dividends in the foreseeable future. We intend to reinvest any earnings in the development of our projects. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends.

Provisions in our bylaws and under Delaware law could discourage a takeover that stockholders may consider favorable. Our bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions prohibit stockholders from calling special meetings, which may deter a takeover attempt. Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of 15% or more of our capital stock for a period of three years following the date on which the stockholders acquired such ownership percentage, unless, among other things, our Board of Directors has approved the transaction. This statute likewise may discourage, delay or prevent a change of control.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements, including, but not limited to, our statements on strategy, operating forecasts, and our working capital requirements and availability. In addition, from time to time, our company or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but are not limited to, various filings made by our company with the Securities and Exchange Commission, press releases or oral statements made by or with the approval of an authorized executive officer of our company. Forward-looking statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as “may”, “expect”, “anticipate”, “estimate”, or “continue” or the negative thereof or other variations thereon or comparable terminology. Actual results could differ materially from those projected or suggested in any forward-looking statements as a result of a wide variety of factors and conditions, including, but not limited to, the factors and conditions described in the discussions of “Risk Factors” in this registration statement and in other documents our company files from time to time with the Securities and Exchange Commission. The reader is cautioned that our company does not have a policy of updating or revising forward-looking statements and thus the reader should not assume that silence by management of our company over time means that actual events are bearing out as estimated in such forward-looking statements.

All references to “dollars” or “$” are to United States dollars and all references to “Cdn$” are to Canadian dollars. United States dollar equivalents of Canadian dollar figures are based on the noon buying rate for Canadian dollars for the Federal Reserve Bank of New York on the applicable date.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling securityholders. The selling securityholders will receive all of the net proceeds from the sales of common stock offered by them under this prospectus. If, and when, the warrants and broker warrants are exercised by the selling securityholders, the proceeds from the exercise of the warrants and broker warrants will be used by use for drilling and exploration at Neal Hot Springs and general working capital purposes. The shares that may be resold under this prospectus were issued upon the exchange of subscription receipts sold by us in a private placement that closed on August 17, 2009, and may be issued upon (i) the exercise of warrants issued upon the exchange of the subscription receipts, and (iii) the exercise of broker warrants issued upon the exercise of the compensation options granted to the agents in the private placement. The funds that we raised through the sale of the subscription receipts in the private placement are to be used for drilling and exploration at Neal Hot Springs and for general working capital.

SELLING SECURITYHOLDERS

Transactions with Selling Securityholders

On August 17, 2009, we completed a private placement of 8,100,000 subscription receipts at a price of Cdn$1.35 per subscription receipt, for gross proceeds of Cdn$10,935,000. The sale of securities was pursuant to the exemption from registration provided under Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (or the Securities Act). In the event that the registration statement has not become effective by February 17, 2010, or at any time on or after February 17, 2010 that the registration statement is not usable, the warrants will be exercisable into common stock pursuant to a net exercise right until such time as the registration statement is effective or usable, as applicable. The net exercise right allows the holder to exercise the warrants on a cashless basis by paying the exercise price in shares of common stock.

Dundee Securities Corporation, Clarus Securities Inc., and Toll Cross Securities Inc., the agents for the private placement, were paid an aggregate cash fee of Cdn$656,100, representing 6% of the aggregate gross proceeds of the private placement. We also granted to the agents compensation options exchangeable on the exchange date, without payment of additional consideration, for broker warrants. The exchange date occurred on December 17, 2009. The broker warrants are exercisable for 24 months and entitle the Agents to purchase up to 243,000 shares of our common stock at $1.22 (the U.S. dollar equivalent of Cdn$1.35 on August 17, 2009).

This prospectus covers the offering of up to 12,393,000 shares of our common stock by selling securityholders. The shares issued to the selling securityholders are “restricted securities” under applicable federal and state securities laws and are being registered to give the selling securityholders the opportunity to freely transfer their shares in the manner contemplated under the “Plan of Distribution.” The registration of the shares does not necessarily mean, however, that any of these shares will be offered or sold by the selling securityholders. The selling securityholders may from time to time offer and sell all or a portion of their shares. We do not know how long the selling securityholders will hold their shares before selling them, and we currently have no agreements, arrangements or understandings with the selling securityholders regarding the sale of any of the shares.

Certain selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

We will receive no proceeds from the sale of the registered shares, and we have agreed to bear the expenses of registration of the shares, other than commissions and discounts of agents or broker-dealers and transfer taxes, if any.

Selling Securityholder Information

The following is a list of the selling securityholders who own an aggregate of up to 12,393,000 shares of our common stock covered in this prospectus. Except as otherwise disclosed herein or in the footnotes below the table, none of the selling securityholders has, or within the past three years has had, any position, office, or other material relationship with us. The information set forth below is based upon information obtained from the selling securityholders. All percentages are based on 70,363,257 shares of common stock issued and outstanding on

December 31, 2009. This table assumes that each securityholder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus, however, securityholders are not required to sell any or all of their shares.

	Before Offering			After Offering
	Total Number of
	Shares				Percentage of
	Beneficially	Percentage of	Number of	Shares Owned	Shares Owned
Name	Owned	Shares Owned(1)	Shares Offered	After Offering(2)	After Offering
AGF Canada Class(1)(2)	156,150	*	156,150	-0-	*
AGF Canada Fund(1)(3)	600	*	600	-0-	*
AGF Canadian Small Cap(1)(4)	856,350	1.21%	856,350	-0-	*
AGF Canadian Stock Fund(1)(5)	4,691,500	6.58%	2,938,500	1,753,000	2.46%
Apex Balanced Fund(1)(6)	13,950	*	13,950	-0-	*
Apex Canadian Growth Fund(1)(7)	11,100	*	11,100	-0-	*
Clarus Securities Inc.(8)	97,200	*	97,200	-0-	*
Cranshire Capital, L.P.(9)	120,000	*	120,000	-0-	*
Creststreet Mutual Funds Limited(10)	270,000	*	270,000	-0-	*
Dundee Securities Corporation(11)	97,200	*	97,200	-0-	*
Exploration Capital Partners 2005 Limited Partnership(12)	3,285,000	4.60%	3,285,000	-0-	*
Front Street Investment Management Inc.(13)	1,320,000	1.87%	1,320,000	-0-	*
Gordon Clements(14)	179,250	*	179,250	-0-	*
IG AGF Canadian Growth CL(1)(15)	56,600	*	41,700	14,900	*
IG AGF Canadian Growth Fund(1)(16)	1,341,700	1.90%	843,750	497,950	*
Keystone Equity Fund(1)(17)	142,250	*	87,900	54,350	*
Mariel International Limited(18)	45,750	*	45,750	-0-	*
Middlemarch Partners Limited(19)	375,000	*	375,000	-0-	*
Mike Jaksic(20)	7,500	*	7,500	-0-	*
Scotia Canadian Small Cap Fund (21)	990,000	1.40%	990,000	-0-	*
Toll Cross Securities Inc.(22)	67,747	*	48,600	19,147	*
Wirth Associates Inc.(23)	374,000	*	371,700	2,300	*
Wirth Associates Inc.(24)	235,800	*	235,800	-0-	*

* Represents less than one percent of the outstanding common stock.

(1) Representatives of this securityholder have advised us that W. Robert Farquharson, Martin Hubbes, Jean Charbonneau, Tony Genua, Christine Hughes, Patricia Perez-Coutts, Stephen Way, Tristan Sones, Coulter Wright,

Tom Nakamura, Robert Lyon, Niall Dineen, Caterina Prato, Terry Chong, Ani Markova, Thomas Pinto Basto, and Alice Popescu are the natural persons with voting and dispositive power with respect to the common stock held by this security holder. Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
(2) Includes 104,100 shares of common stock and 52,050 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(3) Includes 400 shares of common stock and 200 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(4) Includes 570,900 shares of common stock and 285,450 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(5) Includes 1,959,000 shares of common stock and 979,500 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(6) Includes 9,300 shares of common stock and 4,650 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(7) Includes 7,400 shares of common stock and 3,700 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(8) Includes 97,200 shares of common stock issuable upon the exercise of broker warrants issued upon exchange of compensation options. The broker warrants are exercisable for 24 months at $1.22 per share. Representatives of this securityholder have advised us that Jim Christodoulis is the natural person with voting and dispositive power with respect to the common stock held by this security holder. This selling securityholder acquired the securities as compensation for underwriting activities in the August 2009 private placement and is affiliated with a registered broker-dealer. In connection with the private placements, this security holder only conducted underwriting activities outside of the United States; underwriting activities in the United States in the August 2009 private placement were conducted by registered broker-dealers. This selling securityholder also is the holder of 162,754 broker warrants exercisable through April 27, 2010 at an exercise price of $2.34.
(9)Representatives of this securityholder have advised us that Downsview Capital, Inc. is the general partner of Cranshire Capital, L.P. and consequently has voting control and investment discretion over securities held by Cranshire Capital, L.P. Mitchell P. Kopin, president of Downsview Capital, Inc., is the natural person with voting and dispositive power with respect to the common stock held by this securityholder. Each of Mr. Kopin and Downsview Capital, Inc. may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire Capital, L.P. Includes 80,000 shares of common stock and 40,000 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(10) Representatives of this securityholder have advised us that Robert J. Toole is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 180,000 shares of common stock and 90,000 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(11) Includes 97,200 shares of common stock issuable upon exercise of broker warrants to be issued upon exchange of compensation options. The compensation options are exercisable for 24 months at $1.22 per share. Representatives of this securityholder have advised us that Tom Monahas is the natural person with voting and dispositive power with respect to the common stock held by this security holder. This selling securityholder acquired the securities as compensation for underwriting activities in the August 2009 private placement and is affiliated with a registered broker-dealer. In connection with the private placements, this security holder only conducted underwriting activities outside of the United States; underwriting activities in the United States in the August 2009 private placement were conducted by registered broker-dealers.
(12) Representatives of this securityholder have advised us that Arthur Richards Rule and Gretchen Carter are the natural persons with voting and dispositive power with respect to the common stock held by this security holder. Includes 2,190,000 shares of common stock and 1,095,000 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement. Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
(13) Representatives of this securityholder have advised us that Frank L. Mersch is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 88,000 shares of common stock and 44,000 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement. Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
(14) Includes 119,500 shares of common stock and 59,750 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(15) Includes 27,800 shares of common stock and 13,900 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(16) Includes 562,500 shares of common stock and 281,250 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(17) Includes 58,600 shares of common stock and 29,300 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(18) Representatives of this securityholder have advised us that Doug Campbell is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 30,500 shares of common stock and 15,250 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(19) Representatives of this securityholder have advised us that Cecilia Kershaw is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 250,000 shares of common stock and 125,000 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(20) Includes 5,000 shares of common stock and 2,500 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(21) Includes 660,000 shares of common stock and 330,000 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement. Representatives of this securityholder have advised us that David George Whetham is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Representatives of this security holder have advised us that this security holder is an affiliate of a U.S. registered broker-dealer; however, this security holder acquired the securities in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
(22) Includes 48,600 shares of common stock issuable upon exercise of compensation options. The compensation options are exercisable for 24 months at $1.22 per share. Representatives of this securityholder have advised us that Rodger Gray and Marc Bouchard are the natural persons with voting and dispositive power with respect to the common stock held by this security holder. This selling securityholder acquired the securities as compensation for underwriting activities in the August 2009 private placement and is affiliated with a registered broker-dealer. In connection with the private placements, this security holder only conducted underwriting activities outside of the United States; underwriting activities in the United States were conducted by registered broker-dealers. Total number of shares beneficially owned includes 19,147 shares of common stock issuable upon exercise of warrants issued in the April 2008 private placement. The warrants are exercisable for 24 months at $2.34 per share.
(23) Representatives of this securityholder have advised us that Thomas A. Starkey is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 247,800 shares of common stock and 123,900 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.
(24) Representatives of this securityholder have advised us that Thomas A. Starkey is the natural person with voting and dispositive power with respect to the common stock held by this security holder. Includes 157,200 shares of common stock and 78,600 shares of common stock issuable upon the exercise of warrants issued upon exchange of subscription receipts sold in the private placement.

PLAN OF DISTRIBUTION

Each selling securityholder of our common stock and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the NYSE Amex, Toronto Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling securityholder may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

  block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker dealer as principal and resale by the broker dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  broker dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale;

  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

  any other method permitted pursuant to applicable law.

The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling securityholders and any broker-dealers or agents that are involved in selling the common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling securityholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any underwriter or other person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would not exceed customary fees and commissions.

The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock by the selling securityholders. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling securityholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling securityholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the common stock. There is no underwriter or coordinating broker acting in connection with the proposed sale of the common stock by the selling securityholders.

We agreed to keep this prospectus effective until the earlier of (i) two years following closing, or (ii) such time as all shares covered by the registration statement have been sold publicly. The common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the common stock may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. We have advised each selling securityholder that it may not use shares registered under this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Capital Stock

Under our Certificate of Incorporation, the total number of shares of all classes of stock that we have authority to issue is 250,000,000, consisting of 250,000,000 shares of common stock, with a par value of $0.001 per share. As of December 31, 2009, there were 70,363,257 shares of our common stock issued and outstanding. Our common stock is traded on the Toronto Stock Exchange under the symbol “GTH” and on the NYSE Amex under the symbol “HTM”. The holders of common stock:

  are entitled to one vote per share on each matter submitted to a vote of stockholders;

  have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors;

  have no preemptive or other rights to subscribe for shares; and

  are entitled to such distributions as may be declared from time to time by the board of directors from funds legally available therefore, and upon liquidation are entitled to share ratably in the distribution of assets remaining after payment of liabilities.

Warrants

This registration statement does not register the resale of the warrants, but does register for resale the shares of common stock issuable upon exercise of the warrants including (i) 4,050,000 shares of our common stock issuable upon the exercise of warrants at the exercise price of $1.75 per share until August 17, 2011, and (ii) up to 243,000 shares of our common stock issuable upon the exercise of broker warrants at the exercise price of $1.22 per share until August 17, 2011. The broker warrants were issued to the agents in connection with the private placement of subscription receipts on August 17, 2009.

In the event that this registration statement has not become effective by February 17, 2010, or at any time on or after February 17, 2010 that the registration statement is not usable, the warrants will be exercisable into common stock pursuant to a net exercise right until such time as the registration statement is effective or usable, as applicable. The net exercise right allows the holder to satisfy the exercise price by forfeiting shares subject to the warrant, using the formula shown below.

X = Y (A – B)
             A

Where:	X =	the number of shares of common stock to be delivered to the holder;

	Y =	the number of shares of common stock receivable under the amount of the warrant being exercised;

	A =	the fair market value of the common stock on the exercise date; and

	B =	the exercise price of the warrant

The following is an illustrative example of the exercise of a warrant to purchase 1,000 shares using the net exercise provision at a time when the fair market value of the common stock is $2.00 per share.:

1,000 ($2.00- $1.75) = 125 shares delivered to the holder
              2.00

The warrant provides that the warrant exercise price is subject to adjustment from time to time if we (i) issue common stock or securities exchangeable or convertible into common stock to all or substantially all of our stockholders, (ii) make a distribution on our outstanding common stock that is paid in shares or securities convertible into shares, (iii) subdivide or consolidate our common stock into a greater or lesser number of shares, as applicable. For example, if we were to conduct a 4-for-1 stock split such that each outstanding share became four shares of common stock, the exercise price of the warrant would be reduced to one-quarter of the exercise price in effect immediately prior to the stock split and the number of shares acquirable upon a subsequent exercise of the warrant shall be multiplied by four.

In addition, if we reclassify or redesignate our outstanding common stock or change our common stock into other securities (other than in (i)-(iii) above), or enter into a consolidation, amalgamation or merger with another entity, or if we transfer our undertaking or all or substantially all of our assets, then any warrant holder that exercises warrants after such time, will be entitled to receive, in lieu of the number of shares of common stock to which the holder was previously entitled upon exercise of the warrant, the aggregate number of shares that the holder would have been entitled to receive as a result of the consolidation, amalgamation or merger as if the warrant holder had been the holder of the number of shares of common stock to which the warrant holder was entitled on the on the effective date of the consolidation, amalgamation or merger, unless the consolidation, amalgamation or merger does not result in any reclassification or redesignation of our outstanding common stock.

MARKET FOR COMMON EQUITY AND RELATED SECURITYHOLDER MATTERS

Market Information and Holders

As of December 31, 2009, there were 70,363,257 shares of our common stock issued and outstanding and 7,675,725 shares issuable upon exercise of outstanding share purchase and broker warrants. On that date, there were approximately 20,200 holders of record of shares of our common stock.

Our common stock is listed on the NYSE Amex under the symbol “HTM” and the Toronto Stock Exchange under the symbol “GTH”.

The following table sets forth the high and low sale prices for our common stock for the fiscal quarters indicated as reported on the NYSE Amex and the Toronto Stock Exchange.

Period

	NYSE Amex (formerly the American Stock Exchange)		Toronto Stock Exchange Cdn$
	High	Low	High	Low
Fiscal year end March 31, 2010
1st Quarter	1.93	0.74	2.16	0.93
2nd Quarter	1.75	1.14	1.87	1.34
3rd Quarter	1.74	1.45	1.91	1.55
4th Quarter (through January 28, 2010)	1.65	1.43	1.69	1.58
Fiscal year ended March 31, 2009
1st Quarter	3.04	2.12	3.05	2.15
2nd Quarter	2.95	1.30	2.81	1.45
3rd Quarter	1.82	0.33	1.92	0.46
4th Quarter	1.16	0.60	1.40	0.76
Fiscal year ended March 31, 2008
1st Quarter	2.70	1.36	2.85	1.57
2nd Quarter	3.10	1.85	3.27	1.99
3rd Quarter	4.78	2.56	4.75	2.49
4th Quarter	4.09	2.07	4.05	2.00

Dividends

We have never declared any cash dividends with respect to our common stock. Future payment of dividends is within the discretion of our Board of Directors and will depend on our earnings, capital requirements, financial condition and other relevant factors. Although there are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our common stock, we presently intend to retain future earnings, if any, for use in our business and have no present intention to pay cash dividends on our common stock.

LEGAL MATTERS

Certain legal matters in connection with the offering and the validity of the common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

The financial statements as of March 31, 2009, 2008 and 2007 incorporated by reference into this prospectus have been so included in reliance on the report of BehlerMick, PS, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Raft River Energy I, LLC as of November 28, 2008 and November 30, 2007, and the results of its operations and cash flows for the three years in the period ended November 28, 2008 incorporated by reference into this prospectus have been so included in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Much of the information with respect to the geothermal resource at the Raft River, Empire and Neal Hot Springs projects incorporated by reference into this prospectus is derived from the reports of GeothermEx, Inc., Black Mountain Technology, and Teplow Geologic, respectively and has been included in this prospectus upon the authority of that company as experts with respect to the matters covered by the reports.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information we file with it. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the Securities and Exchange Commission prior to the date of this prospectus.

We incorporate by reference the documents listed below, except to the extent that any information contained in any such document is deemed “furnished” in accordance with the rules of the Securities and Exchange Commission:

  Our Annual Report on Form 10-K for the year ended March 31, 2009 filed on June 15, 2009 and as amended on October 23, 2009 and further amended on November 24, 2009;

  Our Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2009 filed on August 10, 2009 and as amended on October 23, 2009 and for the quarterly period ended September 30, 2009 filed on November 10, 2009;

  Our Current Reports on Form 8-K filed June 15, 2009, July 2, 2009, July 31, 2009, August 17, 2009, October 21, 2009, November 4, 2009 (both 8-Ks filed on this date), December 16, 2009 and December 21, 2009;

  Our definitive proxy statement on Schedule 14A for our 2009 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on November 6, 2009, and the definitive additional materials on Schedule 14A filed on November 9, 2009 and November 13, 2009; and

  The description of our common stock contained in our registration statement on Form 8-A filed on April 15, 2008 with the Securities and Exchange Commission under Section 12 of the Securities Exchange Act of 1934, as amended, including any amendment or report filed for purposes of updating such description.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus contained in the registration statement (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by writing or calling us at:

U.S. Geothermal Inc.
1505 Tyrell Lane

Boise, ID 83706
208-424-1027

Information about us is also available at our website at http://www.usgeothermal.com. However, the information in our website is not a part of this prospectus and is not incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference rooms at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. This prospectus is part of a registration statement and, as permitted by Securities and Exchange Commission rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the Delaware General Corporation Law (the “Delaware Law”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article XII of the Certificate of Incorporation of U.S. Geothermal Inc. (“we”, “us” or “our company”) provides for indemnification of officers, directors and other employees of U.S. Geothermal to the fullest extent permitted by Delaware Law. Article XIII of the Certificate of Incorporation provides that directors shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director’s duty of loyalty to our company or our stockholders, (ii) acts and omissions that are not in good faith or that involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived any improper benefit.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been information that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

U.S. GEOTHERMAL INC.

Common Stock

PROSPECTUS

The date of this prospectus is January 29, 2010